January 27, 2026

Cruz Membreno Lauro Roldan
Chief Executive Officer
Mira Qon Corporation
11312 E 44th St Unit #120
Kansas City, MO 64133

       Re: Mira Qon Corporation
           Registration Statement on Form S-1
           Filed December 16, 2025
           File No. 333-292161
Dear Cruz Membreno Lauro Roldan:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Risk Factors
Our operations may be disrupted by technological challenges or failures in our API service and database..., page 13

1.     You state on page 13 that    [y]our service relies on AI technologies
and automated data
       processing to generate pricing estimates and other outputs.    Please
expand your
       disclosure to discuss how your product uses AI and specify whether you use proprietary or third-party open-source algorithms and include related risk factor disclosure.
Management   s Discussion and Analysis or Plan of Operations
Plan of Operations, page 22

2.     We note your disclosure about the company   s plan of operations. Please
expand your
       disclosure to discuss the anticipated costs of each phase of your operations as well as any challenges you anticipate in implementing your business plan.
 January 27, 2026
Page 2
Description of Business
Competitive Strengths, page 31

3.     You state on page 31, that    the company   s roadmap includes expansion
into Canada,
       Mexico and select European countries." We also note you are a development-stage enterprise that has limited working capital and received a going concern opinion. Please revise your disclosure to provide a reasonable basis for your planned expansion or revise to clarify the scope of your plans including timeframes.
Description of Securities, page 38

4. Please expand the disclosure of your common stock to discuss any voting or liquidation rights. Refer to Item 202 of Regulation S-K.
General

5. The address you disclose as your business address appears to be a virtual office that provides mail forwarding services. Please clarify your disclosure and indicate where you conduct your business operations in light of the fact that your management resides in
       Spain.
6. We note your disclosure that "we are not a 'shell Company' within the meaning of Rule
       405;" however, it appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you have no revenue, no customers or employees, and nominal operations. We also note that significant steps remain to commence your business plan. Please revise to explicitly disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Alexandra Barone at 202-551-8816
with any other questions.



                                                             Sincerely,
 January 27, 2026
Page 3

                          Division of Corporation Finance
                          Office of Technology
cc:   Jackson L. Morris